CUSIP NO. 150644102                                                 Page 1 of 17

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 3)(1)


                              Cedara Software Corp.
            ---------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
            ---------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    150644102
            ---------------------------------------------------------
                                 (CUSIP NUMBER)

                                John J. Millerick
          Senior Vice President, Chief Financial Officer and Treasurer
                              Analogic Corporation
                               8 Centennial Drive
                                Peabody, MA 01960
                               Tel: (978) 977-3000
         ---------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 17, 2005
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-1(g), check the
following box.   [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 150644102                                                 Page 2 of 17


                                       13D

1.       NAME OF REPORTING PERSON: Analogic Corporation
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 04-2454372

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         N/A

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

            NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
                OWNED BY EACH REPORTING              0
                      PERSON WITH
                                              8      SHARED VOTING POWER
                                                     0

                                              9      SOLE DISPOSITIVE POWER
                                                     0

                                              10     SHARED DISPOSITIVE POWER
                                                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.0%

14.      TYPE OF REPORTING PERSON*
         CO

                      * See Instructions Before Filling Out

CUSIP NO. 150644102                                                 Page 3 of 17

         This Amendment No. 3 to a Statement on Schedule 13D amends and restates in its entirety the Amendment No. 2 to a Statement on Schedule 13D relating to the common stock of Cedara Software Corp. previously filed by Analogic Corporation with the Securities and Exchange Commission on May 10, 2002. This Amendment No. 3 is being filed to report the sale of all Cedara Software Corp. common stock owned by Analogic Corporation.

         The Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

         (a) Name and Principal Executive Office of Issuer:

             Cedara Software Corp. (the "Issuer")
             6509 Airport Road
             Mississauga, Ontario, Canada
             L4V 1S7

         (b) Title and Class of Equity Securities being sold:

             Common Stock, no par value

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of Person Filing:

             Analogic Corporation (the "Reporting Person")

         (b) Address of Principal Business Office:

             8 Centennial Drive
             Peabody, MA  01960

         (c) Principal Business:

             Manufacturer of advanced precision data conversion and computer-based signal processing instruments and equipment.

         (d) Criminal Proceedings:

             During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

CUSIP NO. 150644102                                                 Page 4 of 17


         (e) Civil Proceedings:

             During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Place of Organization:

             Massachusetts

             Attached hereto as Appendix A the name, business address, citizenship and present principal occupation or employment of each of Analogic Corporation's executive officers and directors (the "Appendix A Persons"), as required by this Item 2. Also set forth on Appendix A is the name, principal business and address of any corporation or other organization in which employment of each Appendix A Person is conducted, as of the date hereof. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         On February 17, 2005, the Reporting Person sold all of its equity interest in the Issuer, amounting to 4,580,461 shares of the Issuer Common Stock, to GMP Securities Ltd. pursuant to an agreement entered into on February 14, 2005 for cash consideration of US $11.08 per share, or US $50,751,508 in the aggregate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Number of Shares Beneficially Owned: None

             Percent of Class: 0.0%

         (b) Sole Power to Vote, Shared Power to Vote or Direct the Vote of, or Dispose of Shares: None

         (c) On February 17, 2005, the Reporting Person sold all of its equity interest in the Issuer, amounting to 4,580,461 shares of the Issuer Common Stock, to GMP Securities Ltd. pursuant to an agreement entered into on February 14, 2005 for cash consideration of US $11.08 per share, or US $50,751,508 in the aggregate.

         (d) is not applicable.

CUSIP NO. 150644102                                                 Page 5 of 17


         (e) As of February 17, 2005, the Reporting Person ceased to beneficially own any shares of the Issuer outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On February 17, 2005, the Reporting Person sold all of its equity interest in the Issuer, amounting to 4,580,461 shares of the Issuer Common Stock, to GMP Securities Ltd. pursuant to an agreement entered into on February 14, 2005 for cash consideration of US $11.08 per share, or US $50,751,508 in the aggregate.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 4 - Agreement dated February 14, 2005 by and between Analogic Corporation and GMP Securities Ltd.

CUSIP NO. 150644102                                                 Page 6 of 17


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  February 17, 2005

                                       ANALOGIC CORPORATION

                                       By:      /s/ John J. Millerick
                                          ---------------------------------
                                                John J. Millerick
                                       Title:   Senior Vice President,
                                                Chief Financial Officer and
                                                Treasurer

CUSIP NO. 150644102                                                 Page 7 of 17

                                   APPENDIX A

                                    DIRECTORS

         The following is a list of all directors of Analogic Corporation and certain other information with respect to each director. Unless otherwise indicated, each officer's business address is 8 Centennial Drive, Peabody, MA 01960, which address is Analogic Corporation's business address. All directors are United States citizens.

                                                  PRINCIPAL BUSINESS AND ADDRESS OF
                                                  ORGANIZATION IN WHICH EMPLOYMENT
             NAME                                           IS CONDUCTED
         -------------------------------------------------------------------------------------------------------
         John A. Tarello              Chairman of the Board and Retired Sr. Vice President, Treasurer &
                                      Chief Financial Officer of Analogic Corporation

         John W. Wood Jr.             President & Chief Executive Officer of Analogic Corporation

         Bernard M. Gordon            President
                                      Neurologica Corporation, a developer and
                                      manufacturer of imaging equipment for
                                      neurological scanning applications
                                      14 Electronics Drive, Danvers, MA 01923

         M. Ross Brown                Retired Vice President of Corporate Operations of Analogic Corporation

         Edward F. Voboril            President, Chief Executive Officer and Chairman of the Board
                                      Wilson Greatbatch Technologies, Ltd., a manufacturer of power sources and precision data components
                                      10,000 Wehrle Drive, Clarence, NY 14031

         Gerald L. Wilson             Vannevar Bush Professor of Engineering
                                      Massachusetts Institute of Technology, an institution of higher education
                                      Massachusetts Ave, Cambridge, MA 01938

         Bruce W. Steinhauer          President and Chief Executive Officer
                                      Regional Medical Center at Memphis, a hospital
                                      877 Jefferson Avenue, Memphis, TN 38103

         Michael T. Modic             Chairman, Division of Radiology
                                      Cleveland Clinic Foundation, a hospital
                                      9500 Euclid Avenue, Cleveland, OH 44195

         James J. Judge               Senior Vice President, Chief Financial Officer, and Treasurer of NSTAR
                                      One NSTAR Way, Westwood, MA 02090

CUSIP NO. 150644102                                                 Page 8 of 17

                               EXECUTIVE OFFICERS

         The following is a list of all executive officers of Analogic Corporation, excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 8 Centennial Drive, Peabody, MA 01960, which address is Analogic Corporation's business address. All executive officers are United States citizens.

                               NAME                                            TITLE
         -----------------------------------------------------------------------------------------------
         John J. Millerick                                 Senior Vice President, Chief Financial
                                                           Officer, and Treasurer

         Alex A. Van Adzin                                 Vice President, General Counsel and Secretary

CUSIP NO. 150644102                                                 Page 9 of 17



                                                                       EXHIBIT 4

                Agreement dated February 14, 2005 by and between
                  Analogic Corporation and GMP Securities Ltd.


                                                               February 14, 2005


Private and Confidential

Analogic Corporation
8 Centennial Drive
Peabody, MA 01960
U.S.A.

Attention: John J. Millerick, Chief Financial Officer

Dear Sir:

            Secondary Sale of Common Shares of Cedara Software Corp.

GMP Securities Ltd. ("GMP" or "we") hereby offers, in relation to the common shares (the "Common Shares") of Cedara Software Corp. ("Cedara") held by Analogic Corporation ("Analogic" or "you"), to purchase from Analogic (or entities over which Analogic has control or direction) an aggregate of 4,580,461 Common Shares (the "Block of Shares") at a net purchase price to Analogic of U.S.$11.08 per Common Share on the terms and subject to the conditions set out herein and in the term sheet attached as Schedule A.

The closing of the purchase and sale of the Block of Shares will take place at 8:00 a.m. (Eastern Daylight Time) on February 17, at the offices of our legal counsel, Goodmans LLP, Toronto, Ontario (the "Place of Closing"). At the time of closing, (i) you will deliver to us one or more certificates representing the Block of Shares, duly endorsed for transfer or accompanied by stock transfer powers, and (ii) we will deliver to you, or such other entity specified by you, in exchange therefor, a wire transfer of immediately available funds in the aggregate amount of U.S.$50,751,507.88.

You represent, warrant and covenant to us that:

1.       Analogic is the legal and beneficial owner of the Block of Shares.

         and, at the closing or closings, Analogic will have good and marketable title to the Common Shares comprising the Block of Shares, will have held such Block of Shares for not less than two years from the date hereof (including any time such Block of Shares

CUSIP NO. 150644102                                                Page 10 of 17


         were held by any affiliate of Analogic) and Analogic will have all necessary authority to comply with the terms of this Agreement;

2. the sale of the Common Shares comprising the Block of Shares by Analogic to us, on the terms and subject to the conditions set out herein and in the term sheet attached as Schedule A, would not constitute a "control person distribution", as defined in Ontario Securities Commission Rule 14-501, and, as such, the Common Shares are freely tradable in each of the provinces of Canada and such sale of the Common Shares comprising the Block of Shares does not conflict with (i) any restriction, consent, approval, authorization or order of any court or governmental agency, commission, board, bureau, regulatory authority or administrative body, whether domestic or foreign, or (ii) any restriction imposed by law, rule, guideline, regulation, treaty or official directive (whether or not having the force of law) or in the interpretation or application thereof by any court or governmental agency, central bank or other authority or entity charged with the administration thereof, whether domestic or foreign (subject, in each case, to the limitations under the United States securities laws);

3. Analogic will deliver to us a signed copy of a representation letter of Analogic in the form attached as Schedule B with respect to United States securities law matters (i) concurrently with the delivery of this Agreement by Analogic, and (ii) upon the closing of the purchase and sale of the Block of Shares;

4. the Common Shares comprising the Block of Shares will be sold to us free and clear of all liens and security interests, escrow requirements or other encumbrances and will not contain any legends;

5. no person, other than us, has any existing right to purchase or otherwise acquire any of the Common Shares comprising the Block of Shares;

6. the sale to us of the Common Shares comprising the Block of Shares will not result in the violation of any of the terms and provisions of any of the constating documents of Analogic or any mortgage, notice, indenture, contract, agreement, instrument, lease or other document to which Analogic is a party or is bound;

7. Analogic has the corporate and other capacity and authority to effect the transactions contemplated by this agreement;

8. Analogic has no knowledge of any "material change" or "material fact" (as those terms are defined in the Securities Act (Ontario)) with respect to Cedara, which has not been generally disclosed other than the sale contemplated herein;

9. Apart from exercising its right to vote the Common Shares of Cedara held by Analogic and its corporate affiliates, Analogic does not exert any direct or indirect control over Cedara. Analogic and its corporate affiliates do not partake in the active management of Cedara and do not seek to influence management of Cedara or the direction of management, apart from exercising its right to vote the Common Shares of Cedara held

CUSIP NO. 150644102                                                Page 11 of 17


         by Analogic. Analogic has held the Common Shares of Cedara as a passive portfolio investment for over two years. Analogic does not have any contractual right to appoint any director or officer of Cedara.

10. Analogic will file any reports required under United States securities laws with respect to the sale to us of the Common Shares.

The foregoing representations and warranties shall also be true and correct at the time of closing of the purchase and sale of the Block of Shares and such shall be a condition of our obligation to complete the purchase of the Block of Shares. Analogic shall deliver to us a bringdown certificate signed by an appropriate officer of Analogic confirming the truth and accuracy of such representations and warranties at closing. The foregoing representations and warranties shall survive such closing for a period of two years.

GMP represents, warrants and covenants to you that:

1. it will deliver to Analogic a signed copy of a representation letter of GMP in the form attached as Schedule C with respect to United States securities law matters (i) concurrently with the delivery of this agreement by GMP, and (ii) upon the closing of the purchase and sale of the Block of Shares;

2. it shall complete the purchase and sale of the Block of Shares and shall effect all offers and sales of the Common Shares so acquired in compliance with all applicable laws, rules, guidelines, regulations, treaties and official directives (whether or not having the force of law).

3. it has all necessary authority to comply with the terms of this Agreement; and

4. the purchase from Analogic of the Common Shares comprising the Block of Shares will not result in the violation of any of the terms and provisions of any of the constating documents of GMP or any mortgage, notice, indenture, contract, agreement, instrument, lease or other document to which GMP is a party or is bound.

The foregoing representations and warranties shall be true and correct at the time of closing, of the purchase and sale of the Block of Shares and such shall be a condition of your obligation to complete the sale of the Block of Shares. We shall deliver to you a bringdown certificate signed by an appropriate officer of ours confirming the truth and accuracy of such representations and warranties at closing. The foregoing representations and warranties shall survive such closing for a period of two years.

Time shall be of the essence of our agreement and no term or provision of this agreement may be amended, changed, waived or terminated, except by an instrument in writing signed by each of us.

This offer is open for acceptance by you until 9:00 a.m. (Eastern Daylight Time) on February 14, 2005.

CUSIP NO. 150644102                                                Page 12 of 17




GMP SECURITIES LTD.

By:    /s/ Daniel Bruno
    -----------------------
Daniel Bruno
Director, Investment Banking
416-943-6132 Office
416-943-6160 Fax

Accepted and agreed to at 8:50 a.m. (Eastern Daylight Time), this 14th day of February, 2005.

ANALOGIC CORPORATION

By          /s/ John Millerick
         --------------------------
         Name: John Millerick
         Title: Chief Financial Officer

CUSIP NO. 150644102                                                Page 13 of 17



                                   SCHEDULE A

                              ANALOGIC CORPORATION
            SECONDARY SALE OF COMMON SHARES OF CEDARA SOFTWARE CORP.



                                   TERM SHEET

COMPANY:          Cedara Software Corp. ("Cedara").

SELLING           Analogic Corporation ("Analogic").
SHAREHOLDER:

OFFERING:         A "block trade" offering of 4,580,461 common shares ("Common
                  Shares") of Cedara Software Corp. on a "bought deal" basis
                  (the "Block of Shares") through the facilities of the Toronto
                  Stock Exchange to GMP Securities Ltd. ("GMP"), a buyer outside of the United States in accordance with Regulation S under the United States Securities Act of 1933, as amended the
                  "Securities Act").

NET PRICE:        U.S. $11.08 per Common Share, net to Analogic.

AMOUNT:           U.S. $50,751,507.88 net to Analogic.

MANNER OF SALE:   The Common Shares will be offered and sold by GMP in Canada,
                  "without legends" through the facilities of the Toronto
                  Stock Exchange to buyers outside of the United States in accordance with Regulation S under the Securities Act.

CLOSING DATE:     On or about February 17, 2005.

AGENT:            GMP.

CUSIP NO. 150644102                                                Page 14 of 17


                                   SCHEDULE B

                              ANALOGIC CORPORATION
            SECONDARY SALE OF COMMON SHARES OF CEDARA SOFTWARE CORP.

                  FORM OF REPRESENTATION LETTER TO BE DELIVERED
                             BY ANALOGIC CORPORATION

GMP Securities Ltd.
145 King Street West
Suite 1100
Toronto, Ontario
Canada M5H 1J8

Ladies and Gentlemen:

In connection with the proposed sale to GMP Securities Ltd. ("GMP") of 4,580,461 common shares (the "Shares") of Cedara Software Corp. (the "Company"), Analogic Corporation ("Analogic") confirms and undertakes, as follows:

         (a) The Shares when delivered to GMP, will not bear any restrictive legend.

         (b) No "Directed selling efforts" (as defined in Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act") have been made with respect to the Shares in the United States by Analogic or any of its affiliates, or any person acting on behalf of any of the foregoing.

         (c) Analogic is not an affiliate of the Company within the meaning of Regulation S.

         (d) Analogic has not relied upon GMP or any of its affiliates or representatives for advice concerning the advisability or timing of the sale of Shares or for any tax, regulatory or other advice concerning the transactions contemplated hereby.

         (e) The purchase of the Shares has not been part of a plan or scheme to evade the registration provisions of the Securities Act.

Analogic acknowledges that GMP, its affiliates, representatives and others will rely upon Analogic's confirmations, acknowledgements, undertakings and agreements set forth herein and Analogic will notify GMP promptly if any of the representations or warranties herein ceases to be true and accurate.

GMP is entitled to rely upon this letter and is irrevocably authorized to produce this letter or a copy hereof to any interested party as required by law or order of a court or regulatory body of

CUSIP NO. 150644102                                                Page 15 of 17


competent jurisdiction with respect to the purchase of the Shares and the matters covered hereby provided that GMP undertakes to provide prompt written notice to Analogic in advance of such production.

This letter shall be governed by, and constructed in accordance with, the laws of the province of Ontario and the federal laws of Canada applicable therein, without regard to its choice of law principles that would require the application of the law of any other jurisdiction.

                                      ANALOGIC CORPORATION

                                      By          /s/  John Millerick
                                               ------------------------------
                                               Name: John Millerick
                                               Title: Chief Financial Officer

CUSIP NO. 150644102                                                Page 16 of 17


                                   SCHEDULE C

                              ANALOGIC CORPORATION
            SECONDARY SALE OF COMMON SHARES OF CEDARA SOFTWARE CORP.

                  FORM OF REPRESENTATION LETTER TO BE DELIVERED
                             BY GMP SECURITIES LTD.

Analogic Corporation
8 Centennial Drive
Peabody, MA 01960
U.S.A.

Ladies and Gentlemen:

In connection with its proposed purchase from affiliates of Analogic Corporation. ("Analogic") of 4,580,461 common shares (the "Shares") of Cedara Software Corp. (the "Company"), GMP Securities Ltd. ("GMP") confirms and undertakes, as follows:

         (a) GMP is aware, understands and acknowledges that no federal or state agency has passed on or made any recommendation or endorsement of the Shares.

         (b) GMP is aware, understands and acknowledges that the Shares are being offered and sold in reliance on specific exemptions or non-application from the registration requirements of federal securities laws of the United States, including the United States Securities Act of 1933, as amended (the "Securities Act"), and the securities laws of the states of the United States and that Analogic is relying upon the truth and accuracy of our representations, warranties, agreements, acknowledgments, and understandings set forth herein in order to determine the applicability of such exemptions and GMP's suitability to acquire the Shares.

         (c) GMP is not a U.S. Person (as that term is defined in Regulation S ("Regulation S") under the Securities Act).

         (d) No offer of the Shares was made to GMP by Analogic in the United States (as defined in Regulation S).

         (e) At the time the buy order for the Shares was originated, GMP was located outside the United States and such buy order from GMP originated outside of the United States.

         (f) GMP is aware, understands and acknowledges that the Shares have not been and will not be registered under the Securities Act and may only be offered or sold

CUSIP NO. 150644102                                                Page 17 of 17


                  pursuant to registration under the Securities Act or an available exemption therefrom (including Section 4(1) thereof).

         (g) The purchase of the Shares has not been part of a plan or scheme to evade the registration provisions of the Securities Act.

GMP acknowledges that Analogic, the Company and others will rely upon GMP's confirmations, acknowledgements, undertakings and agreements set forth herein and GMP will notify Analogic promptly if any of the representations or warranties herein ceases to be true and accurate.

Analogic acknowledges that GMP, in making the confirmations and undertakings set forth herein, is relying upon the confirmations and undertakings made by Analogic to GMP in a letter to GMP of even date herewith.

Analogic is entitled to rely upon this letter and is irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the purchase of the Shares and the matters covered hereby. Analogic undertakes to provide prompt written notice to GMP in advance of such production.

This letter shall be governed by, and construed in accordance with, the laws of the state of province of Ontario and the federal laws of Canada applicable therein, without regard to its choice of law principles that would require the application of the law of any other jurisdiction.

                                       GMP SECURITIES LTD.

                                       By:        /s/ Daniel Bruno
                                                --------------------
                                                Name: Daniel Bruno
                                                Title: Director